                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                           Saratoga Resources, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  803520 105
                     -----------------------------------
                                (CUSIP Number)

                               James F. Gilbert
                           PrimeEnergy Corporation
            4015 Holland #101, Dallas, Texas 75219  (203) 526-2030
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 May 15, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))

                              Page 1 of 7 Pages

                                 SCHEDULE 13D

CUSIP NO. 803520 105                                           PAGE 2 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PrimeEnergy Corporation
      84-0637348

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
      n/a                                                               (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      n/a  See response to Item 5. hereof

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,434,732  See response to Item 5. hereof

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     5,434,732  See response to Item 5. hereof
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,434,732  See response to Item 5. hereof

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.8

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                            Page 3 of 7 pages


Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock, $.001 par value, (the "Common Stock") of Saratoga Resources, Inc., a Delaware corporation ("Saratoga Delaware").

     The principal executive office of Saratoga Delaware is located at 1155 Dairy Ashford, Suite 600, Houston, Texas 77079.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of PrimeEnergy Corporation, a Delaware corporation ("PrimeEnergy"). PrimeEnergy is engaged generally in the exploration, development and production of oil and gas properties. The principal business address and principal office of PrimeEnergy is One Landmark Square, 11th Floor, Stamford, Connecticut 06901.

     The Directors and executive officers of PrimeEnergy and certain information with respect to such persons are as follows:

Name, Office, Citizenship                      Principal
and Business Address                           Occupation
- -------------------------                      ----------

Charles E. Drimal, Jr.                         President and
Director and President                         Chief Executive
United States                                  Officer of
One Landmark Square                            PrimeEnergy
Stamford, CT 06901

Beverly A. Cummings                            Executive Vice
Director and Executive                         President and
   Vice President                              Chief Financial
United States                                  Officer of
One Landmark Square                            PrimeEnergy
Stamford, CT 06901

Bennie H. Wallace                              Vice President
Director and Vice President                    PrimeEnergy
United States
One Landmark Square
Stamford, CT 06901

                                                              Page 4 of 7 pages

James F. Gilbert                       Attorney
Secretary
United States
4015 Holland #101
Dallas, TX 75219

Samuel R. Campbell                     Private Investor
Director
United States
Meadowmere Lane
Southampton, NY 11968

Charles E. Drimal, Sr.                 Private Investor
Director
United States
261 Madison Ave., 4th Fl.
New York, NY 10016-2303

Matthias Eckenstein                    Architect and
Director                               Developer
Switzerland
Solothurnerstrasse 94
CH-4008 Basel
Switzerland

H. Gifford Fong                        Investment
Director                               Technology
United States                          Consultant
100 Pringle Avenue, Suite 630
Walnut Creek, CA 94596

Thomas S. T. Gimbel                    Senior Vice
Director                               President,
United States                          PaineWebber,
123 Ave. of the Americas, 14th Fl.     Incorporated,
New York, NY 10019                     Investment Bankers

Clint Hurt                             President, Clint
Director                               Hurt & Associates,
United States                          Inc., private oil
107 North "N"                          and gas company
Midland, TX 79701

Robert de Rothschild                   Private Investor
Director
France
1251 Ave. of the Americas, 51st Fl.
New York, NY 10020

                                                             Page 5 of 7 pages

Jarvis J. Slade                                Merchant Banker
Director                                       and Consultant
United States
666 3rd Ave., Suite 3002
New York, NY 10017

Jan K. Smeets                                  Private Investor
Director
Netherlands
One Landmark Square
Stamford, CT 06901

Gaines Wehrle                                  Senior Vice
Director                                       President,
United States                                  McJunkin
835 Hillcrest Drive                            Corporation
Charlestown, WV 25311                          Distributor of
                                               Pipes, Valves and
                                               Fittings

Michael H. Wehrle                              Senior Vice
Director                                       President and
United States                                  Chief Financial
835 Hillcrest Drive                            Officer, McJunkin
Charlestown, WV 25311                          Corporation,
                                               Distributor of
                                               Pipes, Valves and
                                               Fittings

     None of PrimeEnergy or any of the above listed Directors and officers of PrimeEnergy has during the past five years (a) been convicted in a criminal proceeding (excluding, with respect to such named individuals, traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                                               Page 6 of 7 pages

Item 3.  Source of Funds.

     No securities of the issuer have been purchased by PrimeEnergy. See response to Item 5. hereof.

Item 4.  Purpose of Transaction.

     See response to Item 5. hereof. It is the intention of PrimeEnergy to exercise the proxy and voting rights described in Item 5. hereof in favor of ratifying and confirming the sale of assets to PrimeEnergy by Saratoga Delaware described below.

Item 5.  Interest in Securities of the Issuer.

     PrimeEnergy purchased certain of the oil and gas properties and other assets of Saratoga Delaware from the lender of Saratoga Delaware, and with the consent of Saratoga Delaware, which transactions were deemed to be completed on May 15, 1996, upon funding of the purchase. It is anticipated that Saratoga Delaware will hold a meeting of its stockholders to ratify and confirm the sale of such assets and the transactions relating thereto, subject to compliance with the rules and regulations of the Securities and Exchange Commission relating to proxy and information statements, as applicable, and applicable provisions of the General Corporation Law of the State of Delaware. In connection with such meeting, the principal stockholders of Saratoga Delaware, Messrs. Joseph T. Kaminski, Thomas F. Cooke and Randall F. Dryer, have granted to PrimeEnergy an irrevocable proxy with respect to all shares of the Common Stock held of record by them, being an aggregate of 5,434,732 shares of the Common Stock, or 80.8 percent of the outstanding shares, to vote such shares at any such stockholders' meeting for the sole and only purpose of ratifying and confirming such transactions and for no other purpose. Such irrevocable proxy is contained in that certain Proxy/Stockholders' Agreement, by and between PrimeEnergy and such principal stockholders and is filed herewith as Exhibit (3)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements or understandings between PrimeEnergy and any person with respect to any securities of the issuer, other than with respect to the proxy described in Item 5. above.

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                                                               Page 7 of 7 pages

Item 7.  Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit No.                               Exhibit

        (3) Proxy/Stockholders' Agreement dated May 7, 1996, by and between PrimeEnergy Corporation and Randall F. Dryer, et al

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       PrimeEnergy Corporation



                                       By: /s/ Charles E. Drimal, Jr.
                                           --------------------------
                                           Charles E. Drimal, Jr.
                                           President
Dated: May 23, 1996



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                               Index to Exhibits


     Exhibit No.                               Exhibit

        (3) Proxy/Stockholders' Agreement dated May 7, 1996, by and between PrimeEnergy Corporation and Randall F. Dryer, et al